EXHIBIT 99.1

Neptune Announces Dividend-in-Kind and Record Date for Partial Spin-Off of NeuroBioPharm Inc.

LAVAL, Quebec, Sept. 7, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) announced today that its board of directors has approved the distribution of 2,000,000 units (each a "Unit") of NeuroBioPharm Inc. ("NeuroBio") owned by Neptune pro rata to the holders of record of common shares of Neptune (the "Shareholders") as at October 15, 2012 (the "Dividend Record Date") by way of a dividend-in-kind (the "Dividend"). The Dividend will be payable on October 31, 2012.

"We are very pleased to announce the partial spin-off, which we believe will allow shareholders of Neptune to directly benefit of the growth strategy and future potential of NeuroBio," said Henri Harland, President and CEOof Neptune. "We believe that, as a result of the spin-off, NeuroBio will be better positioned to establish its profile in the financial community," he added.

"This achievement further confirms that Neptune once again deliver on what we believe is the best strategy for our corporate development," said Andre Godin, CFO of Neptune.

Each Unit will consist of one (1) class A subordinate voting share of NeuroBio (each a "Class A Subordinate Voting Share") and two (2) Series 2011-1 warrants (each a "Warrant"). Each full Warrant entitles its holder to purchase one (1) Class A Subordinate Voting Share of NeuroBio at a price of $0.40 plus a transfer premium of $0.35 payable to Neptune upon exercise with each Warrant expiring on the occurrence of the earliest of the two following events: (i) fifteen (15) days after the listing of the Class A Subordinate Voting Shares on a recognized stock exchange; or (ii) April 12, 2014. Shareholders will not receive shares or cash in lieu of fractional securities. As of the date hereof, based on the number of common shares of Neptune currently issued and outstanding, each Shareholder on the Dividend Record Date would receive one (1) Unit for each lot of approximately 25.10 common shares of Neptune held.

Had the spinoff been completed on the date of this press release, Neptune estimates that the fair market value of the unit comprised of the Class A Subordinate Voting Shares and of the Warrants distributed to Shareholders would have been approximately $0.10 per tranche of 25.10 Neptune common shares outstanding on that date. The Units, Class A Subordinate Voting Shares and Warrants are subject to certain transfer restrictions in the United States.

The terms applicable to the distribution of the Dividend are described in a final prospectus filed by NeuroBio on September 5, 2012 with the securities commissions and other similar regulatory authorities in each of the provinces and territories of Canada. The prospectus is available on SEDAR under NeuroBio's profile at www.sedar.com and on Neptune's website at www.neptunebiotech.com. Copies of the prospectus will also be mailed to Shareholders of record on the Dividend Record Date. Shareholders are urged to read the prospectus in full, as it contains important information regarding the Dividend, including regarding certain income tax matters.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The Class A Subordinate Voting Shares and Warrants may not be offered or sold, and the Warrants may not be exercised, in the United States by holders thereof unless registered under the U.S. Securities Act of 1933, as amended, and applicable state securities laws or an exemption from such registration is available.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune's products are marketed and distributed in over 30 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSX-V:APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com